UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

A copy of circular of Huaneng Power International, Inc.(the "Registrant") regarding change in the use of proceeds, discloseable transaction and continuing connected transactions, and provision of guarantee by Shandong company to its subsidiary, made by the Registrant on December 6, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: December 7, 2021

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHANGE IN THE USE OF PROCEEDS;
DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED
TRANSACTIONS; AND
PROVISION OF GUARANTEE BY SHANDONG COMPANY
TO ITS SUBSIDIARY

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 6 to 45 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 46 to 47 of this circular. A letter from Gram Capital containing its advice to the Independent Board Committee and the Independent Shareholders of Huaneng Power International, Inc. is set out on pages 48 to 62 of this circular.

A notice convening the EGM to be held at 9:00 a.m. on 21 December 2021 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form had been issued to Shareholders separately.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

6 December 2021

1

CONTENTS

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“2020-2022 Huaneng Finance Framework Agreement”	the framework agreement on the continuing connected transactions (for 2020-2022) between Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited entered into between the Company and Huaneng Finance on 1 November 2019;

“2021 Huaneng Group Framework Agreement”	the framework agreement on the continuing connected transactions for 2021 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd. entered into between the Company and Huaneng Group on 5 November 2020;

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“CBRC”	China Banking Regulatory Commission;

“Company”, “HPI”	Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“connected subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

DEFINITIONS

“EGM” or “Extraordinary General Meeting”	the 2021 second extraordinary general meeting of the Company to be held at 9:00 a.m. on 21 December 2021 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and approve (among other things) the Proposal regarding Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital, the Proposal regarding the Discloseable Transaction and Continuing Connected Transactions for 2022-2024 between the Company and Huaneng Finance, the Proposal regarding the Provision of Guarantee by Shandong Company to its Subsidiary and the Proposal regarding the Continuing Connected Transactions for 2022 between the Company and Huaneng Group;

“Gram Capital”, “Independent Financial Adviser”	Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement;

“Guarantee”	the guarantee to be provided by Shandong Company in accordance with the terms and conditions of the Guarantee Contract in relation to a loan of Shandong Company (HK) of approximately USD28.125 million;

“Guarantee Contract”	the “Guarantee Contract between Huaneng Shandong Power Generation Co., Ltd. and China Huaneng Group (Hong Kong) Treasury Management Holding Limited” entered into between Shandong Company and Huaneng Treasury on 3 November 2021;

DEFINITIONS

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

“Huaneng Finance Framework Agreement”	the framework agreement on the continuing connected transactions (for 2022-2024) between Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited entered into between the Company and Huaneng Finance on 26 October 2021;

“Huaneng Group”	China Huaneng Group Co., Ltd.;

“Huaneng Group Framework Agreement”	the framework agreement on the continuing connected transactions for 2022 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd. entered into between the Company and Huaneng Group on 3 November 2021;

“Huaneng Treasury”	China Huaneng Group Treasury Management (Hong Kong) Limited;

“Independent Board Committee”	a committee of the Board established for the purpose of considering the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement comprising Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi and Mr. Xia Qing, the independent non-executive Directors of the Company;

DEFINITIONS

“Independent Shareholders”	Shareholders other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement;

“Latest Practicable Date”	1 December 2021, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“Loan Agreement”	the loan agreement entered into between Shandong Company (HK) and Huaneng Treasury on 3 November 2021;

“Notice of EGM”	the notice for convening the EGM dated 4 November 2021, which has been issued to the Shareholders separately and a copy of which can be downloaded from the Company’s website (www.hpi.com.cn) and the website of the Hong Kong Stock Exchange (www.hkexnews.hk);

“Other Transactions”	the transactions regarding the purchase of ancillary equipment and parts; leasing of facilities, land and office spaces; technical services, engineering contracting services and other services; accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; sale of products; purchase of electricity; sale of electricity; sale of heat; and trust loans and loans;

“PBOC”	The People’s Bank of China;

“PRC”, “China”	The People’s Republic of China;

“Pro-Power Investment”	Pro-Power Investment Limited;

“RMB”	Renminbi, the lawful currency of the PRC;

“SSE Listing Rules” or “Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Shandong Company”	Huaneng Shandong Power Generation Co., Ltd.;

“Shandong Company (HK)”	Huaneng Shandong (HK) Investment Limited;

“Shareholder(s)”	the shareholder(s) of the Company;

DEFINITIONS

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Supervisory Committee”	the supervisory committee of the Company;

“Supplemental Agreement to 2021 Huaneng Group Framework Agreement”	the “Supplemental Agreement to Huaneng Framework Agreement on the continuing connected transactions for 2021 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd.” entered into between the Company and Huaneng Group on 28 September 2021;

“Transaction”	the borrowing of USD28.125 million by Shandong Company (HK) from Huaneng Treasury in accordance with the terms and conditions of the Loan Agreement; and

“USD”	the United States dollar, the lawful currency of the United States of America.

LETTER FROM THE BOARD

Executive Directors: Zhao Keyu Zhao Ping Non-executive Directors: Huang Jian	Registered Address: Huaneng Building 6 Fuxingmennei Street Xicheng District Beijing 100031 PRC

Wang Kui

Lu Fei

Teng Yu

Mi Dabin

Cheng Heng

Li Haifeng

Lin Chong

Independent Non-executive Director:

Xu Mengzhou

Liu Jizhen

Xu Haifeng

Zhang Xianzhi

Xia Qing

6 December 2021

To the Shareholders

Dear Sir or Madam,

CHANGE IN THE USE OF PROCEEDS;

DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED

TRANSACTIONS; AND

PROVISION OF GUARANTEE BY SHANDONG COMPANY

TO ITS SUBSIDIARY

1.	INTRODUCTION Background

On 26 October 2021 and 3 November 2021, the Company respectively published announcements regarding, among others, (i) the Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital; (ii) the Discloseable Transaction and the Continuing Connected Transactions for 2022-2024 with Huaneng Finance; (iii) the Borrowing of Loan by a Subsidiary from a Connected Person and the Provision of External Guarantee by a Subsidiary; and (iv) the Continuing Connected Transactions for 2022 with Huaneng Group.

LETTER FROM THE BOARD

The Change in Use of Proceeds

On 26 October 2021, the Board has considered and approved the Resolution regarding the Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital. As required by the SSE Listing Rules, the Company is required to propose an ordinary resolution for the proposed change in use of proceeds for approval by the Shareholders at the EGM. Accordingly, the Company will submit the proposal regarding the change in use of proceeds (being proposal no.1 of the Notice of EGM) for approval by Shareholders at the EGM.

Discloseable Transaction and Continuing Connected Transactions for 2022-2024 contemplated under the Huaneng Finance Framework Agreement

On 26 October 2021, the Company published an announcement regarding the discloseable transaction and continuing connected transactions with Huaneng Finance. As stated in the announcement, the Company shall issue a circular to the Shareholders containing further information regarding the discloseable transaction and continuing connected transactions contemplated under the Huaneng Finance Framework Agreement. The relevant transactions have been included as proposal no.2 of the Notice of EGM for approval by Independent Shareholders at the EGM.

Provision of Guarantee by Shandong Company to its subsidiary

As disclosed in the Company’s announcement published on 3 November 2021, in association with the borrowing of loan by Shandong Company (HK) from Huaneng Treasury, Shandong Company provided a guarantee in favour of Huaneng Treasury, guaranteeing the repayment obligations of Shandong Company (HK) under the Loan Agreement. Under SSE Listing Rules, the provision of the guarantee by Shandong Company to Shandong Company (HK) as its subsidiary is subject to approval at the EGM. Accordingly, the Company will submit the Proposal regarding the Provision of Guarantee by Shandong Company to its subsidiary (being proposal no.3 of the Notice of EGM) for approval by Shareholders at the EGM.

The continuing connected transactions (including the respective caps) for 2022 contemplated under the Huaneng Group Framework Agreement

Under the Hong Kong Listing Rules, the purchase of fuel and transportation services (including the proposed cap) for 2022 contemplated under the Huaneng Group Framework Agreement between the Company (and its subsidiaries) and Huaneng Group (and its subsidiaries and associates) shall require Independent Shareholders’ approval. However, as required by the SSE Listing Rules, the Company is required to propose an ordinary resolution for all the continuing connected transactions for 2022 between the Company (and its subsidiaries) and Huaneng Group (and its subsidiaries and associates) for approval by the Independent Shareholders at the EGM. Accordingly, with respect to ordinary resolution no.4 of the Notice of EGM, all the continuing connected transactions for 2022, i.e. the purchase of fuel and transportation services and Other Transactions between the Company (and its subsidiaries) and Huaneng Group (and its subsidiaries and associates) contemplated under the Huaneng Group Framework Agreement will be treated as one single proposal (being proposal no.4 of the Notice of EGM) for approval by Independent Shareholders at the EGM.

LETTER FROM THE BOARD

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement. The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Gram Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and whether such transactions under the above framework agreements are in the interests of the Company and its Shareholders as a whole. The letter of advice regarding the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement from Gram Capital to the Independent Board Committee and the Independent Shareholders is also included in this circular.

Under the Hong Kong Listing Rules, Gram Capital is only required to opine on the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement. Gram Capital will not provide opinion on the Other Transactions. Notwithstanding such arrangement, the Company still includes details of the Other Transactions in this circular so that Shareholders can have a full picture of the background regarding such proposal to be proposed at the EGM. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of such proposal at the EGM.

Purpose of this circular

The purpose of this circular is:

(1)	to provide you with further information in relation to (i) the Proposal regarding Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital: (ii) the Proposal regarding the Continuing Connected Transactions for 2022-2024 between the Company and Huaneng Finance: (iii) the Proposal regarding the Provision of Guarantee by Shandong Company to its Subsidiary; and (iv) the Proposal regarding the Continuing Connected Transactions for 2022 between the Company and Huaneng Group;

LETTER FROM THE BOARD

(2)	to set out the letter of advice relating to the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement from Gram Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Gram Capital; and

(3)	to seek your approval of the ordinary resolutions in relation to (i) the Proposal regarding Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital: (ii) the Proposal regarding the Continuing Connected Transactions for 2022-2024 between the Company and Huaneng Finance: (iii) the Proposal regarding the Provision of Guarantee by Shandong Company to its Subsidiary; and (iv) the Proposal regarding the Continuing Connected Transactions for 2022 between the Company and Huaneng Group as set out in the Notice of the EGM.

Independent Shareholders are advised in particular to read this circular carefully for details of all the continuing connected transactions contemplated under each of the Huaneng Finance Framework Agreement (relevant to proposal no.2 of the Notice of EGM) and the Huaneng Group Framework Agreement (relevant to proposal no.4 of the Notice of EGM) before making their decision as regards voting. Independent Shareholders should also note that with respect to the ordinary resolutions relevant to the Huaneng Finance Framework Agreement and the Huaneng Group Framework Agreement proposed at the EGM, if they vote in favour of such resolutions, they would approve all the continuing connected transactions contemplated under the Huaneng Finance Framework Agreement (including the deposit transaction) and the Huaneng Group Framework Agreement (including the purchase fuel and transportation services). In the event that the proposals proposed at the EGM relevant to the Huaneng Finance Framework Agreement and/or (as the case may be) the Huaneng Group Framework Agreement are not approved by the Independent Shareholders, all continuing connected transactions contemplated under the Huaneng Finance Framework Agreement and/or (as the case may be) the Huaneng Group Framework Agreement would not be carried out by the Company.

2.	RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, HUANENG FINANCE AND OTHER PARTIES

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 115,014 MW and equity-based generation capacity of 101,388 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

LETTER FROM THE BOARD

Huaneng Finance is a company incorporated in the PRC, of which the principal business includes absorbing deposits of the member units, handling loans and financial leasing for the member units, assisting the member units in realizing the receipt and payment of transaction funds, providing guarantee to the member units, handling entrusted loans among the member units, handling bill acceptance and discounting for the member units, engaging in inter-bank borrowings, negotiable securities investment, etc. Huaneng Group holds 52% equity interest in Huaneng Finance. The Company holds 20% equity interest in Huaneng Finance, which in turn holds 0.39% equity interest in the Company. The remaining 28% equity interests of Huaneng Finance are owned by various holding subsidiaries of Huaneng Group.

Huaneng Treasury, which is principally engaged in issuing bonds, making investments and providing loans to subsidiaries, investing and holding equity interests in members of the Group, was incorporated in Hong Kong on 5 February 2018 and is a wholly-owned subsidiary of Huaneng Group.

Shandong Company, in which the Company holds an 80% equity interest and Huaneng Group holds the remaining 20% interest, is a controlling subsidiary of the Company. Shandong Company is a connected subsidiary of the Company. Shandong Company is principally engaged in the development, investment, construction and management of power (and heat) projects; investment in coal, transportation and other related industries; purchase and sale of electricity; and thermal power technical consulting services.

Shandong Company (HK) is a wholly-owned subsidiary of Shandong Company, and the scope of business of which is the development, investment, construction and management of power (heat), coal, transportation, investment in related businesses, and the business of investment companies. Shandong Company (HK) is a connected subsidiary of the Company.

As at the Latest Practicable Date, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group is a stated-owned central enterprise with operating power industries as its main business, which is under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.26% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is the ultimate controlling shareholder of the Company.

Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group and its subsidiaries and associates (including Huaneng Finance and Huaneng Treasury) constitute connected transactions and/or continuing connected transactions of the Company, and are subject to the relevant disclosure and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

LETTER FROM THE BOARD

3.	CHANGE IN THE USE OF PROCEEDS

On 26 October 2021, the Board considered and approved the Proposal Regarding the Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital, at which, the settlement of fundraising investment projects and use of remaining proceeds as well as its interest derived therefrom in a sum not exceeding RMB918,769,100, representing 28.31% of the net raised funds, to permanently replenish working capital were approved, with the actual amounts would be based on the amounts in the special account(s) on the date of transfer. Opinions with consent have been given by the Supervisory Committee and Independent Directors, provided that the proposal is subject to consideration and approval at the general meeting of the Company. The details are as follows:

I.	Basic information on the Raised Funds

As approved by the China Securities Regulatory Commission with the “Approval on the Non- public Issuance of Shares by Huaneng Power International, Inc.” (Zheng Jian Xu Ke No.2018 696), the Company issued 497,709,919 ordinary shares (A shares) by way of non-public issuance to seven target subscribers. The total proceeds raised from such non-public issuance of A Shares were RMB3,259,999,969.45, with the net proceeds amounted to RMB3,245,329,969.59 after deducting the underwriting fees and commissions. As of 10 October 2018, all the funds raised have been received. The above-mentioned raised funds have been put in place and have been verified by KPMG Huazhen Certified Public Accountants (Special General Partnership), and a Capital Verification Report (KPMG Huazhen Yanzi No. 1800388) has been issued.

The Company carried out special account depository management on the raised funds. After the raised funds were received, the Company signed custodian agreement(s) for the raised funds with the sponsors and commercial banks. All the funds have been deposited in the special account(s) for the raised funds.

II.	Basic information on the Fundraising Investment Projects

Pursuant to the Plan for the 2017 Non-public Issuance of A Shares of Huaneng Power International, Inc. (Amended Version) disclosed by the Company, the proceeds from the Company’s non-public issuance of A Shares will be invested in the following projects after deducting the issuance expenses:

LETTER FROM THE BOARD

S/N	Project name	Total investment in the project	Proceeds proposed to be invested in the project
		(RMB0’000)	(RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
	Total	2,216,118.85	500,000.00

If the actual net proceeds raised was less than the amount of proceeds proposed to be invested, the insufficient part would be raised by the Company itself. Before the fund raised by this non- public issuance of A shares was put in place, the Company would invest the fund raised by itself first according to the actual progress of project(s), and replace it after the proceeds were in place.

(I)	Change in the fundraising investment projects

In accordance with the resolutions considered and approved at the sixteenth meeting of the ninth session of the board of directors and the eighth meeting of the ninth session of the supervisory committee of the Company held on 11 December 2018, as well as the first extraordinary general meeting for 2019 held on 30 January 2019, given that the actual proceeds raised from the Issuance were less than the aggregate amount of the proceeds proposed to be invested, and on the basis of principle on fulfilling use requirements of the proceeds and minimizing operational risks in fundraising investment projects, the Company adjusted the specific fundraising investment projects, the order of priority and the specific investment amount of each project based on the priority of each project. Based on progress in related projects, Yangpu Thermal Power Project in Hainan (700MW) and Ruijin Coal-fired Project Phase II in Jiangxi (2000MW) were excluded from the fundraising investment projects. Moreover, in accordance with the State-owned Assets Supervision and Administration Commission’s requirements concerning deleveraging and controlling ratio of debt/assets, the project capital ratio was adjusted to over 30%. In accordance with the resolutions considered and approved at the twenty-fourth meeting of the ninth session of the board of directors and the thirteenth meeting of the ninth session of the supervisory committee of the Company held on 3 January 2020, as well as the first extraordinary general meeting for year 2020 held on 5 March 2020, Huaneng Dongguan Combined Cycle Cogeneration Limited Liability Company, the implementation subject of Xiegang Gas Turbine Project in Guangdong (800MW), intended to introduce an external shareholder. After such capital introduction, the Company’s shareholding ratio would be 80%, while the investor’s shareholding ratio would be 20%. The implementation subject of the fundraising investment project was changed from a wholly- owned subsidiary of the Company to a controlling subsidiary of the Company.

LETTER FROM THE BOARD

(II)	Actual use of proceeds

As of 30 September 2021, the Company had invested a total of RMB2,343,440,000 of proceeds in fundraising investment projects, and the balance of the proceeds was RMB918,769,100 (including interest of approximately RMB16,879,100), accounting for 28.31% of the net proceeds. Proceeds proposed to be invested in the projects and actual proceeds invested were as follows:

Fundraising investment projects	Total investment of the original project	Including: Total amount of proceeds proposed to be invested	The total amount of proceeds invested as of the end of September 2021	Deposit bank and account number	Progress of capital investment as of the end of September 2021 (%)	Project progress
	(RMB0’000)	(RMB0’000)	(RMB0’000)
Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	104,000.00	52,094.00	Dongguan Branch of Bank of China Limited 634070554518	50.09	Put into operation
Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	174,231.84	143,800.00	Nanjing Chengnan Branch of Bank of China Limited 537872077686	82.53	Put into operation
Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	24,614.56	19,000.00	Zhengzhou Jianshe Road Branch of Industrial and Commercial Bank of China Limited1702020529020113582	77.19	Put into operation
Longchi Wind Power Project in Anhui (100MW)	85,622.00	21,686.60	19,450.00	Hefei Shuguang Branch of Agricultural Bank of China Limited 12183001040036375	89.69	Put into operation
Total	1,095,818.85	324,533.00	234,344.00

III.	Reasons for Remaining Proceeds

The main reasons for the remaining proceeds from the non-public issuance of shares of the Company are set out as below:

1.	The Company utilised the proceeds reasonably, effectively, scientifically and prudently in strict compliance with the relevant regulations on the utilisation of proceeds, and strengthened the cost control and management of all aspects of project construction on the premise of ensuring project quality and controlling risks, which lowered the total investment of project and reduced capital investment amounting to RMB505,545,000.

2.	The capital investment decreased by RMB216,000,000 resulting from the change of the shareholding of a subsidiary due to its introduction of strategic investors.

LETTER FROM THE BOARD

3.	According to the contract, part of the balance of payment of the retention money have not reached the payment point, the capital investment to be made amounts to RMB180,345,000.

4.	Approximately of RMB16,879,100 of interest income was derived from the deposit of the proceeds.

There was a total of RMB918,769,100 in the remaining proceeds due to the above-mentioned reasons.

IV.	Impact on the Company

The Company will utilise the aforementioned remaining proceeds raised for permanent replenishment of the working capital, which will help meet the Company’s working capital needs for daily operations, improve the efficiency of capital use and reduce the Company’s finance costs.

V.	Information on Special Opinions

Pursuant to the provisions of Article 19 and Article 20 of the Administrative Measures for Funds Raised by Companies Listed on the Shanghai Stock Exchange (2013 Revision)《 (上海證券交易所上市公司募集資金管理辦法 (2013年修訂)》): “Subsequent to the completion of a single fundraising investment project, any proposed use of remaining proceeds (including interest income) by the listed company for the purpose of any other fundraising investment projects shall be subject to the consideration and approval of the board and the opinions with explicit consent given by the independent directors, the sponsor and the supervisory committee. The listed company shall report to the Shanghai Stock Exchange and make an announcement thereon within 2 trading days after the board meeting. Any proposed use of remaining proceeds (including interest income) by the listed company in excess of 10% of the net proceeds shall be subject to the approvals of the board of directors and the shareholders’ general meeting and the opinions with explicit consent given by the independent directors, the sponsor and the supervisory committee. The listed company shall report to the Shanghai Stock Exchange and make an announcement thereon within 2 trading days after the board meeting”.

The balance of the said proceeds was RMB918,769,100 (including interest income), accounting for 28.31% of the net proceeds, falling under the case of “the balance of the proceeds (including interest income) in excess of 10% of the net proceeds”, subject to the approvals of the Board and the shareholders’ general meeting and the opinions of the independent directors, the sponsor and the supervisory committee.

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(I)	Opinions of independent directors

The settlement of fundraising investment projects and use of remaining proceeds as permanent replenishment of working capital by the Company are in line with the Company’s development strategy and actual business needs, and the Company has fulfilled the necessary approval procedures in compliance with the relevant rules such as No.2 Regulatory Guidance on Listed Companies – Regulatory Requirements for Management and Use of Raised Funds of Listed Companies 《( 上市公司監管指引第2號–上市公司募集資金管理和使用的監管要求》) and the Administrative Measures for Funds Raised by Companies Listed on the Shanghai Stock Exchange 《( 上海證券交易所上市公司募集資金管理辦法》), without harming the interests of the Company and its shareholders. All independent directors unanimously agreed with this arrangement and agreed to submit this proposal to the general meeting of the Company for consideration.

(II)	Opinions of the supervisory committee

The Proposal Regarding the Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital has been considered and approved at the seventeenth meeting of the tenth session of the supervisory committee held by the Company on 26 October 2021, at which, the settlement of fundraising investment projects and use of remaining proceeds as well as its interest derived therefrom as permanent replenishment of working capital were approved.

(III)	Opinions of the sponsor

The sponsor is of the view that the settlement of fundraising investment projects and use of remaining proceeds as permanent replenishment of working capital have fulfilled the necessary approval procedures and complied with relevant requirements. The above matters have been made based on the actual needs of the Company, which was beneficial to improving the use efficiency of the Company’s proceeds, strengthening the Company’s operation capacities, reducing financial expenses, meeting the Company’s needs for liquidity due to business growth without harming the interests of the shareholders and was conducive to the long-term development of the Company and in the interest of shareholders as a whole. Such matters shall be submitted to the general meeting of the Company for consideration and put into implementation when relevant statutory procedures are fulfilled and relevant information disclosures are made. The sponsor agrees to the settlement of fundraising investment projects and use of remaining proceeds as permanent replenishment of working capital.

The Company will submit the proposal regarding the change in use of proceeds as an ordinary resolution (being proposal no.1 of the Notice of EGM) for approval by Shareholders at the EGM.

LETTER FROM THE BOARD

4.	DISCLOSEABLE TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS FOR 2022-2024 CONTEMPLATED UNDER THE HUANENG FINANCE FRAMEWORK AGREEMENT

I.	Background

On November 1, 2019, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement for a term from 2020 to 2022 to supervise the operation of continuing connected transactions between the Company and Huaneng Finance from 2020 to 2022. However, the Company responds to the national strategic goal of “Carbon Peak and Carbon Neutrality”, in accordance with the development plan, and vigorously develops clean energy projects. As the future cash flow of the Company will have a significant growth, and in conjunction with the Company’s existing accounts receivable and notes receivable with an age of one year, it is necessary to adjust the limits of deposits, loans and note discounting with Huaneng Finance. Accordingly, on 26 October 2021, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement to adjust and continue to carry out the deposits, note discounting and loans matters between the Company and Huaneng Finance from 1 January 2022 to 31 December 2024.

For the avoidance of doubt, upon the coming into effect of the Huaneng Finance Framework Agreement, such agreement shall constitute the entire framework agreement on deposits, note discounting and loans between the Company and its subsidiaries and Huaneng Finance from 1 January 2022 to 31 December 2024 and commencing on 1 January 2022, and the 2020-2022 Huaneng Finance Framework Agreement shall be deemed to be cancelled and replaced by the Huaneng Finance Framework Agreement.

II.	Huaneng Finance Framework Agreement

Pursuant to the Huaneng Finance Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Finance on an on-going basis:

(1)	Cash Deposits

The Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from independent third parties for provision of similar services in the PRC. In addition, the Company will also utilise the note discounting services provided by Huaneng Finance at a service fee lower than the service fees payable to independent third parties for provision of similar services in the PRC.

Pursuant to the 2020-2022 Huaneng Finance Framework Agreement entered into between the Company and Huaneng Finance, for the period from 1 January 2020 to 31 December 2022, the outstanding balances of the Company’s deposits with Huaneng Finance should not exceed RMB14 billion on a daily basis, the total amount of the note discounting should not exceed RMB1 billion per annum and the maximum balances of loans should not exceed RMB16 billion (or its equivalent in foreign currency) on a daily basis.

For the years ended 2019 and 2020, and for the nine months ended 30 September 2021, the maximum outstanding daily balances of the deposits placed with Huaneng Finance were RMB13.000 billion (audited), RMB13.999 billion (audited) and RMB13.999 billion (unaudited), respectively. The Company estimates that during the period from 2022 to 2024, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis shall not exceed RMB20 billion (or its equivalent in foreign currency).

The estimates on the relevant deposit amounts from 2022 to 2024 are based on the following considerations: (1) the deposit amounts will successively increase following the successive expansion of the scale of assets of the Company; (2) the Company has become a shareholder and holds a 20% equity interest in Huaneng Finance since December 2005, and as such the profit growth in Huaneng Finance brought by the support from the Company will also bring about more returns for the Company.

LETTER FROM THE BOARD

The Company may, from time to time and as necessary, enter into separate implementation agreements with Huaneng Finance for deposit transactions contemplated under the Huaneng Finance Framework Agreement. Each implementation agreement will set out the specific terms of the particular deposit transaction. As the implementation agreements are to provide for the deposit services as contemplated by the Huaneng Finance Framework Agreement, they will not constitute new categories of connected transactions. The terms of such implementation agreements will be within the bounds of the Huaneng Finance Framework Agreement and the caps thereunder.

The commercial terms offered under any implementation agreements to be entered into between Huaneng Finance and the Company will be negotiated on arm’s length terms, taking into account the prevailing market conditions, and will be no less favourable than those offered to the Company by domestic independent third parties for provision of similar service in the PRC.

The Directors and senior management of the Company will monitor closely and review regularly the deposit transactions of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the deposit transactions, the independence of the Company; the fairness of the amount of deposits; the fairness of the terms of the transactions; and the right of choice of the Company to place deposits with independent third parties other than Huaneng Finance.

The reporting and record systems and internal control procedures taken by the Company include:

•	the deposit transactions under the Huaneng Finance Framework Agreement are conducted on a non-exclusive basis;

•	the Finance Department of the Company implements an interest rate adjustment mechanism. Before conducting relevant transactions with Huaneng Finance, on aspect of deposit, it will review whether the terms of deposit provided by Huaneng Finance are (i) not less favourable than the same type of deposit interest rate announced by PBOC; and (ii) not inferior to the average interest rate over similar deposit obtained by the Company and its subsidiaries from the five state- owned banks: The Bank of China Limited, Agricultural Bank of China Limited, Industrial and Commercial Bank of China Limited, China Construction Bank Corporation and Bank of Communications Co., Ltd., and on aspect of the loans and note discounting, it will review whether the terms provided by Huaneng Finance to the Company and its subsidiaries are no less favourable than the terms the Company and its subsidiaries can obtain from independent third parties. It enables the Company to obtain the most favorable terms on deposits, loans and note discounting and maximize the Company’s overall interests in transactions, and reduce the Company’s transaction costs and time;

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•	the Company will conduct quarterly checking and clearing with related parties (including Huaneng Finance) in relation to the operational fund transfers in order to ensure the safety of funds; At the same time, the Company reports quarterly the relevant capital occupation to the Beijing Securities Regulatory Bureau, which will at any time regulate the Company to comply with relevant regulations;

•	the Company will strictly review contracts and timely monitor the amount and interest rate of the deposit transactions; also, the independent non-executive Directors and the Company’s auditors will review annually the performance of agreements, in order to review the Company’s deposit transactions with Huaneng Finance on their fairness and the amount and interest rate of the deposit transactions on their reasonableness.

The Directors are of the view that the deposit transactions do not have any effect on the assets and liabilities of the Company. Instead, the Company can earn interests from the deposit transactions.

The importance and the necessity of the deposit transactions contemplated under the Huaneng Finance Framework Agreement to the Company are set out as follows:

(i)	The increase of the cap on the maximum outstanding balances of the deposits (on daily basis) is to meet the business development of the Company. At the same time, as most of the electricity payments are usually made by the local power grid companies towards the end of each month, there exists a gap between the practical need and the existing cap on the maximum outstanding balances of the deposits (on daily basis). If the maximum outstanding balances of the deposits (on daily basis) were not adjusted, the Company would need to spend more administrative costs in relocating the funds under its control more frequently so as to maintain and monitor such balance to a level not to exceed the maximum cap, thus increasing the Company’s compliance risks.

(ii)	Loans from Huaneng Finance have to be placed in designated account with Huaneng Finance. Like the arrangement with other commercial banks, the loans offered by Huaneng Finance are all required to be deposited in the Company’s designated deposits account with Huaneng Finance. The deposit transactions with Huaneng Finance help the Company systemically manage the capital utilization. Being familiar with the business and operation of the Company, Huaneng Finance is able to provide more cost-efficient, convenient, comprehensive and personalised financial services to the Company than the deposit services provided by other commercial banks.

(iii)	The deposit interest rates offered to the Company. The deposit interest rates to be offered by Huaneng Finance will be at least equal to or no less favourable than the then prevailing deposit rates offered to the Company by domestic independent third parties for provision of similar services in the PRC.

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(iv)	The Company has become a shareholder of Huaneng Finance since December 2005 and holds 20% of its equity interest. The profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

(2)	Note Discounting Services and Loan Advancement Services

In addition, the Company and its subsidiaries will also use the note discounting services and loan advancement services provided by Huaneng Finance as Huaneng Finance is more efficient in terms of note discounting services and loan advancement services than the general domestic commercial banks that perform similar services for the Company and its subsidiaries (mainly due to the fact that less time is required to process the transactions). The Company considers that the provision of note discounting and loan advancement services by Huaneng Finance will be conducive to increase the operation efficiency in the use of funds by the Company. In respect of the loan services, none of them will require any security on the part of the Company.

Pursuant to the Huaneng Finance Framework Agreement, Huaneng Finance shall provide the note discounting and loan advancement services on normal commercial terms and on terms which are no less favourable than those available from independent third parties. The interest rates on loan advancement services to be offered by Huaneng Finance to the Company and its subsidiaries will primarily be based on the benchmark interest down within the range from 5% to 10% basing on the rate by PBOC for the contemporary period, whilst the prices of the note discounting will be no less favourable than those offered by other major domestic commercial banks.

Pursuant to the 2020-2022 Huaneng Finance Framework Agreement, the Company’s total transaction amount relating to the note discounting is RMB1 billion, and the maximum daily loan balance of loans is RMB16 billion (or its equivalent in foreign currency) for each of 2020, 2021 and 2022.

The Company estimates that the total transaction amount relating to the note discounting services to be provided by Huaneng Finance for each of 2022, 2023 and 2024 will be RMB4 billion while the maximum loan outstanding balance (on daily basis) for each of 2022, 2023 and 2024 will be RMB23 billion (or its equivalent in foreign currency). The estimates on the amounts of note discounting and loans are based on the historical note discounting and loans of the Company and its subsidiaries with Huaneng Finance for 2019, 2020 and the period from 1 January 2021 to 30 September 2021 and the scale expansion and business development needs of the Company and its subsidiaries from 2022 to 2024.

III.	Fairness of the Connected Transaction and the Impact on the Independence of the Company

The Huaneng Finance Framework Agreement is signed based on normal commercial terms which are fair and reasonable. The fees/interests involved in connected transactions must be agreed and confirmed by both parties to the agreement, and consultations and decisions shall be made in accordance with the prevailing market prices and conditions and the principles of fair terms. The conditions provided to the Company and its subsidiaries by Huaneng Finance in the relevant agreements and transactions under them shall be based on normal commercial terms or on terms which are no less favourable than those that the Company and its subsidiaries can obtain from independent third parties. The Company and its subsidiaries will sign necessary written agreements with Huaneng Finance for specific transactions within the scope determined by the aforementioned framework agreement based on actual conditions, pay relevant expenses/interests in the manner agreed in the specific agreement.

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With respect to the Huaneng Finance Framework Agreement, the Company will adopt a series of management arrangements in accordance with regulatory requirements to maintain the independence of the Company’s decision-making, the fairness of transaction prices and the Company’s right to choose related transactions, so as to avoid the reliance on its controlling shareholders and other related parties. Relevant measures include, but are not limited to, the Company’s right to make independent decisions on transaction prices and quantities, and to understand and grasp market information through various means, so that the Company’s conditions for the transaction with Huaneng Finance will be in accordance with the normal commercial terms or on terms that will not be less favourable than those that can be obtained by the Company and its subsidiaries from independent third parties.

Based on the above, the Company believes that the Huaneng Finance Framework Agreement and the transactions contemplated under it are in the interests of the Company and its shareholders as a whole. At the same time, the Company has a complete business system and the ability to operate independently in the market, the aforementioned framework agreement and the connected transactions contemplated under it will not impact on the independence of the Company.

IV.	Pricing Policies and Control Measures

Deposits, note discounting and loans are parts of the daily operation of the Company and its subsidiaries, while the commercial terms offered by Huaneng Finance in respect of such transactions to the Company and its subsidiaries are no less favourable than those terms offered by most domestic commercial banks in respect of similar transactions. At the same time, the Company believes that the safety risk of deposits at Huaneng Finance may be controlled effectively based on the following considerations: (1) as a non-bank financial institution supervised by Beijing Regulatory Authority of the CBRC, Huaneng Finance insists on conducting business in accordance with the law during the course of its daily operation, and has all along endeavoured to prevent financial risks and has established and implemented an effective internal control mechanism during the course of its development, which is in compliance with the regulatory requirements of CBRC in relation to risk control ratios; (2) as the Company holds 20% equity interest in Huaneng Finance, its own interests may be safeguarded by facilitating the regular operation of the shareholders’ meeting, the board of directors and the Risk Control Committee of Huaneng Finance through the lawful exercise of shareholders’ rights. In addition, Huaneng Finance is more efficient than most domestic commercial banks providing similar services for the Company and its subsidiaries in terms of providing note discounting and loan services, which is mainly reflected in the shorter duration to process such transactions. Therefore, the Company believes that it is beneficial to improving the operating efficiency of funds for the Company and its subsidiaries if the note discounting and loan services are provided by Huaneng Finance.

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V.	Board’s Confirmation

The Board has considered and approved the Huaneng Finance Framework Agreement. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being Directors of the Board and being regarded as having a material interest in the continuing connected transactions for their management positions in Huaneng Group and its associates, abstained from voting on the Board resolutions relating to the Huaneng Finance Framework Agreement. The resolution was voted by Directors who are not connected to the transactions.

The Directors (including the Independent Non-executive Directors) of the Company are of the view that the Huaneng Finance Framework Agreement and the transactions contemplated thereunder was entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length terms or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of the Company and all its shareholders as a whole.

VI.	Implication Under Hong Kong Listing Rules

As the applicable percentage ratios relating to the scale of the deposit transactions (based on the maximum daily balances of the deposits) with Huaneng Finance contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, they constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, and are subject to the annual reporting, announcement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

With respect to the note discounting and loan advancement, given that the note discounting services and loan advancement services provided by Huaneng Finance are for the benefit of the Company and on normal commercial terms that are comparable to or more favourable than those offered by independent third parties for similar services in the PRC and that no security is granted over the assets of the Company in respect of such services, the transactions for note discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The above proposal regarding the discloseable transaction and continuing connected transactions (including the deposit transaction and the maximum daily balances thereof) for 2022- 2024 contemplated under the Huaneng Finance Framework Agreement shall be submitted to the EGM as an ordinary resolution (being proposal no.2 of the Notice of EGM) for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

5.	PROVISION OF GUARANTEE BY SHANDONG COMPANY TO ITS SUBSIDIARY

I.	Background

As disclosed in the Company’s announcement published on 3 November 2021, in association with the borrowing of loan by Shandong Company (HK) from Huaneng Treasury, Shandong Company provided a guarantee in favour of Huaneng Treasury, guaranteeing the repayment obligations of Shandong Company (HK) under the Loan Agreement. Under SSE Listing Rules, the provision of the guarantee by Shandong Company to Shandong Company (HK) as its subsidiary is subject to approval at the EGM.

II.	Main Provisions of the Loan Agreement

On 3 November 2021, Shandong Company (HK), a wholly-owned subsidiary of Shandong Company which in turn is a controlling subsidiary of the Company, signed the Loan Agreement with Huaneng Treasury, pursuant to which Shandong Company (HK) shall borrow USD28.125 million from Huaneng Treasury for a term of 5 years at the annual interest rate of 3.85%.

III.	Main Provision of the Guarantee Agreement

On 3 November 2021, Shandong Company signed the Guarantee Contract with Huaneng Treasury. Pursuant to the Guarantee Contract, the Guarantee shall be by way of joint and several liability. The subject of the guarantee shall be the loan of USD28.125 million arising out of the Loan Agreement signed between Huaneng Treasury (as lender) and Shandong Company (HK) (as borrower). The guarantee period shall commence from the date of the signing of the Guarantee Contract and will end one year after expiry of the guaranteed debt performance period.

IV.	Purpose of the Transaction and the Impact on the Company

Shandong Company, Shandong Company (HK), and Huaneng Treasury will invest in the construction of Weifang Binhai District New Energy Project at a shareholding ratio of 20%: 45%: 35%. Shandong Company (HK) shall invest USD28.125 million in proportion to the equity to inject capital into Weifang Binhai District New Energy Project. Shandong Company (HK) shall borrow US$28.125 million from Huaneng Treasury to invest in the Weifang Binhai District New Energy Project. The interest rate for the loan is the best level of interest rate that Shandong Company (HK) can obtain. The Transaction will not have a significant impact on the Company’s financial status, and there does not exist any situation that jeopardise the interests of the Company and its shareholders.

V.	Approval From the Board

On 3 November 2021, the Nineteenth Meeting of the Tenth Session of the Board of Directors of the Company has considered and approved the Resolution regarding the Borrowing of Loan from Related Party by a subsidiary of the Company and the Resolution regarding the Provision of Guarantee by Shandong Company to its subsidiary. The Board is of view that Shandong Company (HK) would be able to repay the loan on schedule and the overall risk assumed by Shandong Company this time is relatively low. The Guarantee Contract will not cause any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders. The related Directors, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu abstained from voting on the resolution relating to the Transaction.

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The Directors (including the independent non-executive Directors) are of the view that the Loan Agreement and the Guarantee Contract were entered into: (i) on normal commercial terms; (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole; and (iii) in the ordinary and usual course of business of the Company.

VI.	Implications Under the Hong Kong Listing Rules and the SSE Listing Rules

The Transaction involves the borrowing of a loan by Shandong Company (HK) from Huaneng Treasury. Shandong Company (HK) is a connected subsidiary of the Company and Huaneng Treasury is a connected person of the Company. The Transaction constitutes a connected transaction under the Hong Kong Listing Rules. The loan provided by Huaneng Treasury to Shandong Company (HK) constitutes a financial assistance provided by a connected person for the benefit of the Company and its subsidiaries. Since the loan is provided on normal commercial terms (in particular, (i) the interest rate for the loan is the best level of interest rate that Shandong Company (HK) can obtain; and (ii) the loan does not require any assets of the Company and its subsidiaries as security), therefore the Transaction is exempt from reporting, announcement and independent shareholders’ approval requirement under Rule 14A.90 of the Hong Kong Listing Rules.

The Guarantee involves the provision of guarantee by Shandong Company in favour of Huaneng Treasury. Shandong Company is a connected subsidiary of the Company and Huaneng Treasury is a connected person of the Company. The Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. As the scale of the Guarantee exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

According to the SSE Listing Rules, the Transaction does not meet the threshold required to be submitted to shareholders’ meeting or approval. However, the provision of the guarantee by Shandong Company to Shandong Company (HK) as its subsidiary is subject to approval at the EGM.

Accordingly, the Company will submit the Proposal regarding the Provision of Guarantee by Shandong Company to its subsidiary as an ordinary resolution (being proposal no.3 of Notice of EGM) for approval by Shareholders at the EGM.

LETTER FROM THE BOARD

6.	CONTINUING CONNECTED TRANSACTIONS (INCLUDING THE RESPECTIVE CAPS) FOR 2022 CONTEMPLATED UNDER THE HUANENG GROUP FRAMEWORK AGREEMENT

I.	Huaneng Group Framework Agreement

The Company entered into the 2021 Huaneng Group Framework Agreement with Huaneng Group on 5 November 2020 and the Supplemental Agreement to 2021 Huaneng Group Framework Agreement on 28 September 2021 for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2021. The relevant agreements will expire on 31 December 2021. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 3 November 2021 for a term commencing on 1 January 2022 and expiring on 31 December 2022.

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on- going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries have to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction works for power plants. Pursuant to the provisions of the 2021 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2021 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2021 was set at RMB2 billion. During the period from 1 January 2021 to 30 September 2021, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB607 million. It is estimated that by the end of 2021, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2021. The substantial difference between the anticipated transaction amount and the actual transaction amount was mainly attributable to the fact that owing to the impact of the pandemic, the kick-off of various reform projects relating to the various improvements to the environmental protection and reform technology roadmap which were supposed to be implemented in 2021 have been delayed to 2022.

The aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement in 2022 is estimated not to exceed RMB2.1 billion. Such cap is estimated on the basis of the following:

(i)	the various improvements to the environmental protection and reform technology roadmap (in an amount of RMB600 million) which were previously scheduled to kick-off in 2021 have now been postponed to be implemented in 2022;

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(ii)	RMB1.2 billion for the expected business scale and operation of the power plants of the Company and its subsidiaries; and

(iii)	a buffer of approximately RMB300 million for the reasonable expectation of the Company and its subsidiaries as to the development of the relevant power plants.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices on terms no less favourable than those offered to the Company and its subsidiaries by independent third parties for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB2.1 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

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(2)	Purchase of fuel and transportation services

The Company’s main fuel for power generation is coal. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of fuel and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of fuel supply or transportation services.

Pursuant to the provisions of the 2021 Huaneng Group Framework Agreement and the Supplemental Agreement to 2021 Huaneng Group Framework Agreement with respect to the purchase of fuel and transportation services in 2021 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2021 was revised at RMB85 billion. During the period from 1 January 2021 to 30 September 2021, the aggregate transaction amount (unaudited) for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB43.717 billion. It is estimated that by the end of 2021, the actual aggregate transaction amount will not exceed the anticipated transaction amount (as revised) of 2021.

The cap of the transaction amount for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2022 is estimated to be RMB120 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set based on the current overall business scale and operation of the Company and the power plants of its subsidiaries, and the reasonable expectation of those power plants by the Company and its subsidiaries, and at the same time the capability in offering relatively competitive prices on bulk purchase by scale purchase of fuel and transportation by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries,

Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

LETTER FROM THE BOARD

The reasons for the increase in the estimated transaction amount for 2022 are: in 2021, there have been significant increases in coal prices and transportation charges. In particular, coal prices have continuously hit new highs in the second half of 2021, with the Bohai-Rim Steam-Coal Price Index reaching RMB752 per tonne by the end of September 2021 and RMB830 per tonne by the end of October 2021, which showed a single month increase of over 10%. It is expected that in 2022 the coal prices will continue to fluctuate at high level and the transportation capacity will continue to be tight. At the same time, according to consolidated statements of the Company’s operating power plants within China, the aggregate amount of electricity sold by such power plants showed a year-on-year increase of 17.11% during the first three quarters of 2021. Due to increased coal prices and increased demand, and in order to ensure the Company’s stable supply of fuel throughout the year, the amount of the purchase of fuel and transportation in 2022 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates will increase correspondingly, so as to take full advantage of the ability of Huaneng Group and its subsidiaries and associates to provide favourable prices for coal and transportation capacity purchases and for safe and secure supply.

The Company has a right in procurement selection. Huaneng Group and its subsidiaries and associates will participate in the Company’s procurement auction, the Company shall make use of the scale procurement advantage of Huaneng Group and its subsidiaries and associates to obtain prices which shall be no less favourable than the prices from independent third parties offered to the Company and its subsidiaries.

The Board (including the Independent Non-executive Directors) is of the view that the transactions for the purchase of fuel and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly including power transmission and transformation assets, vessels, land and office spaces for power plants, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2021 Huaneng Group Framework Agreement with respect to the leasing of facilities, land and office spaces in 2021 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2021 was set at RMB300 million. During the period from 1 January 2021 to 30 September 2021, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was approximately RMB108 million. It is estimated that by the end of 2021, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2021.

LETTER FROM THE BOARD

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2022 is estimated not to exceed RMB300 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leased facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of leased facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into in future pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

LETTER FROM THE BOARD

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates mainly include the provision of fuel management service relevant to power plants, maintenance services for power plants’ monitoring systems, real-time consolidation of project data, trial run of generating units, supervision of manufacture of facilities for construction works in progress and insurance services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and associates. Pursuant to the 2021 Huaneng Group Framework Agreement, the cap for the aggregate transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for 2021 and the provision of operation/production and related services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associate for 2021 were set at RMB2.9 billion. During the period from 1 January 2021 to 30 September 2021, the aggregate transaction amount (unaudited) between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates was approximately RMB1.516 billion. It is estimated that by the end of 2021, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2021. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that adjustments were made to the projected transactions based on the Company’s actual business scale and operation as a whole and the changes in market conditions. These adjustments include the delaying of the initiation and signing of contracts for various new projects, as well as the delaying of the acceptance of various ongoing projects, due to the conditions to project implementation and payment not being met.

The kick-off of various reform projects (of a value of approximately RMB500 million) in 2021 have been delayed and is expected to take place in 2022. On the other hand, taking into account the needs of Huaneng Group and its subsidiaries and associates in the services provided by the Company and its subsidiaries in relation to production and business operations, and the continuous enhancement and improvement of the technical strength of the Company’s IT subsidiary, the Company and its subsidiaries have gradually begun providing information operation and maintenance services for Huaneng Group and its subsidiaries and associates, in addition to providing internal information construction and maintenance services to the Company and its subsidiaries. The relevant transactions with Huaneng Group and its subsidiaries and associates are estimated to increase by RMB400 million. At the same time, pursuant to the Huaneng Group Framework Agreement and the adjustments made based on the Company’s actual overall business scale and operations, the market changes and the expected volume of transactions, the transaction amount with respect to technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates in 2022 is estimated not to exceed RMB4.2 billion. The estimate of such cap is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates.

LETTER FROM THE BOARD

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices to the Company and its subsidiaries. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy in power plants, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and comprehensive power station-specific technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the provision of relevant production and operation services to Huaneng Group and its subsidiaries and associates can bring operational benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices of transactions with respect to technical services, engineering contracting services and other services between the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

LETTER FROM THE BOARD

The Board (including the independent non-executive Directors) is of the view that the transactions with respect to technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i)in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB4.2 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involves mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Huaneng Group and its subsidiaries and associates, payments under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries shall settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; and (2) upon power generation, Huaneng Group and its subsidiaries and associates shall settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. Pursuant to the 2021 Huaneng Group Framework Agreement with respect to the acceptance for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries, the cap of the aggregate transaction amount for 2021 was set at RMB700 million. During the period from 1 January 2021 to 30 September 2021, the aggregate transaction amount for the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries was RMB0. It is estimated that by end of 2021, the aggregate of the actual transaction amount will not exceed the anticipated transaction amount in 2021. The reason for the substantial difference between the estimated transaction amount and the actual transaction amount was due to the significant increase in fuel prices in 2021, such that the Company’s alternative power generation business was not expected to be profitable, hence no provision of entrusted sale services from Huaneng Group and its subsidiaries and associates have taken place during the year.

 LETTER FROM THE BOARD

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to such entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates for 2022 is estimated to be RMB400 million. Such cap is set on the basis of the current overall business and operation scale of the transaction parties, estimation of the on-grid tariff and substitution tariff, and reasonable expectation of the Company and its subsidiaries as to the development of the transaction parties. The on-grid tariff and substitution tariff are determined by the then prevailing market price. With the generation quota, whether it is acquired from connected persons or independent third parties, the Company can increase its production capacity and the effect of which can bring about higher marginal contribution to the Company.

In order to increase electricity output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants already closed or still in operation in the places where they are located (including connected persons and non- connected persons). The advantage of Huaneng Group and its subsidiaries and associates in the provision of substituted power generation is that they charge higher tariffs so that the Company and its subsidiaries can produce a higher marginal contribution. Besides, Huaneng Group and its subsidiaries and associates maintain good relationships with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions, but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB400 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

(6)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The sale transaction under this category is not a main business of the Company and its subsidiaries. The sale related to only the excess coal and therefore will take place only on condition that the Company’s own power plants are preserved with sufficient coal supply for operation. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and other related products. The Company will, through the information collection channels mentioned in transaction regarding purchase of fuel and coal transportation services in section headed “Measures to safeguard the interest of the Independent Shareholders” below, and with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit. Pursuant to the 2021 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2021 was set at RMB500 million. During the period from 1 January 2021 to 30 September 2021, the aggregate transaction amount (unaudited) for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB11 million. It is estimated that by the end of 2021, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2021. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that the Company has adjusted the transaction based on changes in the demand for coal from certain power plants of Huaneng Group and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2022 is estimated to be RMB500 million. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such estimate of cap amount is based on the demand of coal and relevant products of the power plants of Huaneng Group and its subsidiaries in 2022 and more favorable pricing by way of bulk purchase. In order to leverage the advantage of scale procurement, the Company may increase the purchase volume of coal and re-sell excess portion to the power plants of Huaneng Group and its subsidiaries.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

LETTER FROM THE BOARD

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB500 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(7)	Purchase of electricity

The electricity purchase by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by local government(s) and electricity trading centres organised in their respective regions. Pursuant to the provisions of the 2021 Huaneng Group Framework Agreement with respect to the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2021 was set at RMB200 million. During the period from 1 January 2021 to 30 September 2021, the transaction amount (unaudited) in respect of the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was RMB0.

For 2022 and based on the adjustments made due to the market changes brought about by adjustments in industry policy and the Company’s actual operating conditions, the transaction amount with respect to purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is estimated to be RMB3.6 billion. According to the latest adjustment to industry policy, the National Development and Reform Commission has issued the "Notice on Further Deepening the Market Reform for Coal-fired Power Generation Feed-in Tariffs" on 12 October 2021, hence more commercial and industrial customers will participate in market-based electricity trading in 2022. Accordingly and coupled with the actual situation of the Company, the electricity purchases between the Company and Huaneng Group and its subsidiaries and associates in 2022 are estimated to be approximately 9 billion kWh. Meanwhile, according to the aforementioned policy, the range of fluctuation of the coal-fired power generation market transaction price normally shall not exceed 20%, but high energy consuming enterprises are not subject to the 20% limitation on upward fluctuations, hence high coal prices will correspondingly push up the level of electricity trading prices. Due to the impact of the aforementioned adjustment in policy, it is expected that the transaction amount of electricity purchase between the Company’s subordinate electricity sales companies and the power plants of Huaneng Group and its subsidiaries and associates will have a relatively large increase in 2022.

Pursuant to the current transaction settlement method, the Company and its subsidiaries purchase electricity from power plants of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies and settle through the grid enterprises in accordance with the contractual agreements between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

LETTER FROM THE BOARD

Different from the provision of entrusted sales services which involved mainly the use of power generation quota to substitute the power generated by generation companies, electricity purchase is the purchase of electricity generated by power generation companies and sold to customers, using the price difference between transactions to generate economic benefits. In the case of the provision of entrusted sales services, the Company derives the profit out of its own cost control and the fee it charges is similar to a processing fee. Given the difference in the nature of the two kinds of transactions, the Company is of the view that the provision of entrusted sales services and the purchase of electricity should not be aggregated under Rule 14A.81 of the Hong Kong Listing Rules.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of electricity from Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB3.6 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(8)	Sale of electricity

The electricity sale by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by local government(s) and electricity trading centres organised in their respective regions. The 2021 Huaneng Group Framework Agreement did not provide for such transaction.

During the period from 1 January 2021 to 30 September 2021, the transaction amount in respect of the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was approximately RMB0. It is expected that the accumulative transaction amount for the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates in 2021 will not exceed the level that can be exempt from disclosure requirement under the Hong Kong Listing Rules. The Company will closely monitor the relevant transaction amount so as to meet the compliance requirements under the Hong Kong Listing Rules.

LETTER FROM THE BOARD

According to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates in 2022 is estimated to be RMB100 million. Such cap is estimated on the basis of the operation targets of power plants and electricity sales companies of the Company to be achieved and the principle of maximising the Company’s interests, according to the trading rules promulgated by the government, sale of electricity to power-consuming enterprises or electricity sales companies of related persons by power plants or electricity sales companies of the Company.

Pursuant to the current transaction settlement method, the Company and its subsidiaries sell electricity to users of related persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies, and settle through the grid enterprises in accordance with the contractual agreement between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of electricity to Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB100 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

(9)	Sale of heat

The Company and its subsidiaries sell heat to Huaneng Group and its subsidiaries and associates, mainly including the sales of industrial steam, hot water and other thermal products produced by the Company’s power plants and heating enterprises. Pursuant to the provisions of the 2021 Huaneng Group Framework Agreement with respect to the sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2021 was set at RMB100 million. During the period from 1 January 2021 to 30 September 2021, the transaction amount (unaudited) in respect of the sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB8 million. It is estimated that by the end of 2021, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2021. The reason for the substantial difference between the anticipated transaction amount and the actual transaction amount was due to the fact that the settlement of outstanding invoices in the first three quarters of 2021 was on the low side. It is expected that the invoices would be increased in the final quarter of 2021.

For 2022, in view of the increase in the price of heat and the potential increase in the areas of supply of heat, and according to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates in 2022 is estimated to be RMB300 million. Such cap is estimated based on the current overall business scale and operation of the power plants of the Company and its subsidiaries, and the reasonable expectations of the Company and its subsidiaries for the development of these power plants, and also taking into account Huaneng Group and its subsidiaries and its associates can reduce the management and operating costs of the Company and its subsidiaries, thereby improving the Company’s operating performance.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of heat to Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

(10)	Borrowing trust loans and accepting loans

Borrowing trust loans is the direct borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates without the involvement of any agent bank as an intermediary, whereas accepting loans is primarily organized between Company and its subsidiaries and Huaneng Group and its subsidiaries and associates with a trustee or agent bank acting as an intermediary (entrusted loan), or through the mode of direct transaction. The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; and (ii) the provision of loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. For reasons as set out in the paragraph below, the trust loans and the loans under the Huaneng Group Framework Agreement are exempted from the reporting, announcement and Independent Shareholders’ requirements under the Hong Kong Listing Rules. The setting of the cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed and the transaction amount (i.e. the amount of the loans accepted) of the loans received is to comply with the disclosure requirements under the SSE Listing Rules. The cap of the amount of interest arising from the transactions (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed for 2022 is expected to be RMB200 million and the transaction amount (i.e. the amount of the loans accepted) of the loans received for 2022 is expected to be RMB15 billion or its equivalent in foreign currency (maximum daily balance of the loan).

Given that the trust loans and loans are obtained by the Company and its subsidiaries from or through Huaneng Group and its subsidiaries and associates on normal commercial terms which are comparable to or more favourable than those available from independent third parties for similar services in the PRC and that no security is granted over the assets of the Company and its subsidiaries in respect of such services, the trust loans and loans contemplated under the Huaneng Group Framework Agreement are exempted from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 (which relates to financial assistance) of the Hong Kong Listing Rules. The Company therefore only makes disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

II.	Fairness of the Continuing Connected Transactions under the Huaneng Group framework Agreement and their Impacts on the Independency of the Company

The Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated framework agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

LETTER FROM THE BOARD

The Company will, through the Huaneng Group Framework Agreement and a series of management arrangements in accordance with the regulatory requirements, maintain its independence in decision-making, the fairness of the prices of the transactions as well as the flexibility of the Company in connected transactions so as to alleviate the dependence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions thereunder are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has a complete business system and the ability to operate independently facing the market, therefore the above-stated framework agreements and the continuing connected transactions contemplated thereunder do not affect the independence of the Company.

III.	Measures to Safeguard the Interest of the Independent Shareholders

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

•	for transactions relating to the purchase of ancillary equipment and parts, the Company has a choice in selecting the procurement. In participating the Company’s procurement auction by Huaneng Group and its subsidiaries and associates, the Company will ensure that the prices will be no less favourable than the procurement prices offered to the Company and its subsidiaries. To better understand the market trend, and to compare prices and bid prices during the auction process, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that at times when there are needs for purchasing transactions, the Company will, from time to time, obtain quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximise the Company’s interest in the transaction and at the same time reduce the Company’s time and costs of transaction;

LETTER FROM THE BOARD

•	for transactions in relation to the purchase of fuel and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, port price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn), China Coal Resources website 中國煤炭資源網(http://www.sxcoal.com) and Qinhuangdao Coal website 秦皇島煤炭網 (http://www.cqcoal.com), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on port and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company will invite at least three suppliers (including Huaneng Group and its subsidiaries and associates) to provide coal quotations within the range of the guidance procurement price as well as the price for transportation services. The Company shall assess the quotations based on factors such as quality, locality and market conditions, in order to determine the appropriate price for the purchase of fuel and the price for coal transportation. If two or more of the quotations obtained fall within the price for the purchase of fuel and coal transportation, factors such as the long-term relationship between the Company and the local large-scale coal enterprise and the ability of such enterprise to provide a stable supply of coal will be considered before the Company makes a final decision to purchase the fuel and coal transportation services. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition of coal based on market prices;

•	for transactions in relation to the purchase of fuel and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) changes in the prices of coal; (ii) aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policy. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

LETTER FROM THE BOARD

•	for transactions in relation to leasing of power transmission and transformation assets, the lease by the Company and its subsidiaries of such facilities from Huaneng Group and its subsidiaries and associates is based on arm’s length terms. The leasing fee payable is principally to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. For transactions in relation to the leasing of land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is publicly available information), and/or consult reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department in the legal aspects and approved by the contract management department;

•	for transactions in relation to provision of technical services, engineering contracting services and other services, the Company, at times when there are needs for purchasing transactions, will conduct such transactions according to the relevant procurement management rules, and will from time to time obtain quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates), and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries in conducting such procurements. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties to perform the contract and to provide follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest. As regards the provision of operation/production and related port supportive services, the prices are basically market-driven according to the prevailing market conditions. Nonetheless, the Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated third parties for similar services to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are fair and reasonable and comparable to those offered by independent third parties;

•	for transactions in relation to the acceptance of provision of entrusted sale services from Huaneng Group and its subsidiaries and associates, it is formulated in tandem with the State’s electricity system reform policies and clean energy adoption measures. Through the centralised coordination, the Company will conduct the transactions in accordance with the implementation rules governing substituted power generation in the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of the Company’s generating units and the actual changes in the market;

•	for transactions in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct of coal sale transactions between the fuel company and related power plants. In circumstances where there is a severe shortage in the level of inventory in the power plants, the Company will, on condition that the Company’s own power plants are preserved with sufficient coal supply for operation, sell the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will, through the information collection channels mentioned in transaction regarding purchase of fuel and coal transportation services above, with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit;

LETTER FROM THE BOARD

•	the purchase of electricity transactions will be conducted in accordance with the market rules promulgated by the Government and power trading centres and based on the operation targets of power plants and electricity sales companies of the Company, the analysis of the need for electricity by national large users and the principle of maximising the interests of the Company, and if the electricity sales companies of the Company purchase electricity from power plants or electricity sales companies of connected persons, the transaction prices for purchase of electricity from connected persons will be similar to the average price level of similar transactions in the market. In this regard, the Company will obtain at least three quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or in certain circumstances make price enquiries in accordance with the Company’s procurement policy;

•	the sale of electricity transactions will be conducted in accordance with the principles set forth in the Opinions on Implementation of Promoting the Reform of Electricity Sale《 關於售電側改革的實施意見》jointly issued by the National Development and Reform Commission and the National Energy Administration and the Opinions on Implementation of Orderly Liberalising Power Generation and Utilization Plan《關於有序放開發用電計劃的實施意見》 and based on the operation targets of power plants and electricity sales companies of the Company, and the principle of maximizing the interests of the Company, and if the power plants or electricity sales companies of the Company sell electricity to power-consuming enterprises or electricity sales companies of connected persons, the transaction prices for sale of electricity to connected persons will be similar to the average price level of similar transactions in the market. The Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated power-consuming enterprises or electricity sales companies to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are similar to the average price level of similar transactions in the market;

•	the sale of heat transactions will be conducted in strict compliance with the management regulations of the Company and the internal control requirements. Meanwhile, the Company will closely monitor the changes in demand and supply in the heat market, and timely follow and collect latest information on market condition as a guidance for the Company to analyze the demand and supply in the heat market. Adjustment will then be made in a timely manner according to the operating scale of the Company and actual conditions, so as to ensure the interests of the Company being maximized;

LETTER FROM THE BOARD

•	for borrowing trust loans and accepting loans transactions with Huaneng Group and its subsidiaries and associates will be conducted largely depend on the Company’s overall fund size, the actual business needs of the Company, the changes in the capital market and the availability of fund that the Company can obtain through financial institutions. All application for loans by operating units of the Company shall be submitted to the finance department in accordance with the Contract Management Rules of the Company. Through centralized co- ordination by the finance department of the Company, offers for the loans will be obtained from at least three financial institutions and non-financial institutions including Huaneng Group and its subsidiaries and associates for review and comparison by the finance department of the Company and approval by the chief accountant of the fund coordination committee (資金協調會); and

•	the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

In implementing the control measures mentioned above, the Company has adopted a monitoring and reporting system to regularly monitor each connected transactions with Huaneng Group and its subsidiaries and associates during each contract signing process through the Contract Approval System, to ensure that all the connected transactions are conducted on terms as set out in the Huaneng Group Framework Agreement and the annual caps would not be exceeded.

IV.	Board’s Confirmation

The Board has considered and approved the Huaneng Group Framework Agreement and the transactions and estimates of relevant caps of the transactions under such agreement. Pursuant to the SSE Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being Directors of the Board being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associate, abstained from voting on the Board resolutions relating to the execution of such agreements. The resolution was voted by Directors who are not connected to the transactions.

The above proposal regarding the continuing connected transactions (including the respective caps) for 2022 contemplated under the Huaneng Group Framework Agreement shall be submitted to the EGM as an ordinary resolution (being proposal no.4 of the Notice of EGM) for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

4.	THE EGM

The Company will convene an extraordinary general meeting on 21 December 2021 to seek approval from (i) Independent Shareholders on (among others) transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement (being proposal no.4 of the Notice of EGM) and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement (being proposal no.2 of the Notice of EGM) and (ii) Shareholders on (among others) the Change in the Use of Proceeds (being proposal no.1 of the Notice of EGM) and the Provision of Guarantee by Shandong Company to its subsidiary (being proposal no.3 of the Notice of EGM). The proposals regarding the items in (i) above to be proposed at the EGM will be passed by way of ordinary resolution and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules. Huaneng Group and its associates (holding an aggregate of 7,266,576,866 ordinary shares in the Company, representing approximately 46.29% of the total issued shares of the Company as at the Latest Practicable Date) will abstain from voting on such proposals at the EGM.

Notice of the EGM together with the relevant reply slip and proxy form, have been issued to Shareholders separately. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

5.	RECOMMENDATIONS

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 46 to 47 of this circular, and which contains their recommendation in respect of the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement.

The letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, and whether such transactions are in the interests of the Company and its Shareholders as a whole is set out on pages 48 to 62 of this circular.

The Independent Board Committee, having taken into account the advice of Gram Capital, considers that the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement are fair and reasonable so far as the Independent Shareholders are concerned and that such transactions are in the interests of the Company and its Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the proposals to approve the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement at the EGM.

LETTER FROM THE BOARD

The Directors consider that the ordinary resolutions in relation to the Proposal regarding Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital, the Proposal regarding the Continuing Connected Transactions for 2022-2024 between the Company and Huaneng Finance, the Proposal regarding the Provision of Guarantee by Shandong Company to its Subsidiary and the Proposal regarding the Continuing Connected Transactions for 2022 between the Company and Huaneng Group are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders vote in favour of such proposals to be proposed at the EGM as set out in the Notice of the EGM.

6.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendix to this circular.

Yours faithfully By order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Registered office:
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing 100031
The People’s Republic of China

6 December 2021

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc. (the “Company”), are advising the Independent Shareholders in connection with (i) the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement, details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 6 December 2021, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, (i) the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement constitute a discloseable transaction and continuing connected transactions of the Company and (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement constitute continuing connected transactions of the Company. Accordingly, the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Gram Capital set out on pages 48 to 62 of the Circular. We have discussed the letter and the opinion contained therein with Gram Capital.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Gram Capital, as stated in its aforementioned letter, we consider each of the transactions regarding (i) the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and (ii) the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement are:

(1)	in the ordinary and usual course of business of the Company;

(2)	on normal commercial terms (on arm’s length basis or on terms no less favourable than those offered to the Company by independent third parties); and

(3)	on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolutions regarding the Proposal regarding the Continuing Connected Transactions for 2022-2024 between the Company and Huaneng Finance (being proposal no.2 of the Notice of EGM) and the Proposal regarding the Continuing Connected Transactions for 2022 between the Company and Huaneng Group (being proposal no.4 of the Notice of EGM) to be proposed at the EGM to be held on 21 December 2021 and thereby approve the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement.

Yours faithfully,
Xu Mengzhou, Liu Jizhen, Xu Haifeng, Zhang Xianzhi and Xia Qing
Independent Non-Executive Directors

LETTER FROM GRAM CAPITAL

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Transactions for the purpose of inclusion in this circular.

Room 1209, 12/F. Nan Fung Tower 88 Connaught Road Central/ 173 Des Voeux Road Central Hong Kong

  6 December 2021

To: The independent board committee and the independent shareholders of Huaneng Power International, Inc.

Dear Sirs,

DISCLOSEABLE TRANSACTION AND
CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of (i) the deposit transaction contemplated under the Huaneng Finance Framework Agreement (the “Deposit Services”); and (ii) the transactions regarding the purchase of fuel and transportation services contemplated under the Huaneng Group Framework Agreement (the “Purchase Transactions, together with the Deposit Services, the “Transactions”), details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 6 December 2021 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

Deposit Services

On 26 October 2021, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement to adjust and continue to carry out the deposits, note discounting and loans matters between the Company and Huaneng Finance from 1 January 2022 to 31 December 2024.

With reference to the Board Letter, for the avoidance of doubt, upon the coming into effect of the Huaneng Finance Framework Agreement, such agreement shall constitute the entire framework agreement on deposits, note discounting and loans between the Company and its subsidiaries and Huaneng Finance from 1 January 2022 to 31 December 2024 and commencing on 1 January 2022, the 2020-2022 Huaneng Finance Framework Agreement shall be deemed to be cancelled and replaced by the Huaneng Finance Framework Agreement.

LETTER FROM GRAM CAPITAL

With reference to the Board Letter, the Deposit Services constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

Purchase Transactions

On 3 November 2021, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2022 and expiring on 31 December 2022. Pursuant to the Huaneng Group Framework Agreement, the Company will (among other things) purchase of fuel and transportation services from Huaneng Group and its subsidiaries and associates (i.e. the Purchase Transactions).

With reference to the Board Letter, the Purchase Transactions constitute continuing connected transactions of the Company and are subject to annual reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

The Independent Board Committee comprising Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi and Mr. Xia Qing (all being independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Transactions are fair and reasonable and on normal commercial terms; and (ii) whether the Transactions are conducted in the ordinary and usual course of business of the Group and in the interests of the Company and its Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the resolutions to approve the Transactions at the EGM. We, Gram Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

INDEPENDENCE

During the past two years immediately preceding the Latest Practicable Date, Gram Capital was engaged as the independent financial adviser to the Company’s independent board committee and independent shareholders in respect of (i) discloseable and continuing connected transactions (details of which were set out in the Company’s circular dated 2 December 2019); (ii) continuing connected transactions (details of which were set out in the Company’s circular dated 7 December 2020); and (iii) continuing connected transactions (details of which were set out in the Company’s circular dated 1 November 2021). Save for the aforesaid engagements, there was no other service provided by Gram Capital to the Company during the past two years immediately preceding the Latest Practicable Date.

Notwithstanding the aforesaid engagements, as at the Latest Practicable Date, we were not aware of any relationships or interests between Gram Capital and the Company, or any other parties that could be reasonably regarded as hindrance to Gram Capital’s independence to act as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders.

LETTER FROM GRAM CAPITAL

Having considered the above, in particular (i) none of the circumstances as set out under the Rule 13.84 of the Hong Kong Listing Rules existed as at the Latest Practicable Date; and (ii) the aforesaid past engagements were only independent financial adviser engagements and will not affect our independence to act as the Independent Financial Advisers, we are of the view that we are independent to act as the Independent Financial Adviser.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. Our opinion is based on the Directors’ representation and confirmation that there is no undisclosed private agreement/arrangement or implied understanding with anyone concerning the Transactions. We consider that we have taken sufficient and necessary steps (such as obtain the Huaneng Group Framework Agreement and Huaneng Finance Framework Agreement, review the terms of Purchase Transactions and the Deposit Services, the individual agreements under the Purchase Transactions, the deposit records; and analysis on the Company’s estimated Purchase Transactions and Deposit Services figures in relation to the annual caps) on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Hong Kong Listing Rules.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiry, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters omitted which would make any statement therein or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Huaneng Group, Huaneng Finance or their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Transactions. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

LETTER FROM GRAM CAPITAL

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is the responsibility of Gram Capital to ensure that such information has been correctly extracted from the relevant sources while we are not obligated to conduct any independent in-depth investigation into the accuracy and completeness of those information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Transactions, we have taken into consideration the following principal factors and reasons:

1.	Background of and reasons for the Transaction

Business overview of the Group

With reference to the Board Letter, the Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 115,014MW and equity- based generation capacity of 101,388MW.

A.	DEPOSIT SERVICES Information on Huaneng Finance

With reference to the Board Letter, Huaneng Finance is a company incorporated in the PRC, of which the principal business includes absorbing deposits of the member units, handling loans and financial leasing for the member units, assisting the member units in realizing the receipt and payment of transaction funds, providing guarantee to the member units, handling entrusted loans among the member units, handling bill acceptance and discounting for the member units, engaging in inter-bank borrowings, negotiable securities investment, etc. Huaneng Group holds 52% equity interest in Huaneng Finance. The Company holds 20% equity interest in Huaneng Finance, which in turn holds 0.39% equity interest in the Company. The remaining 28% equity interests of Huaneng Finance are owned by various wholly-owned subsidiaries of Huaneng Group.

As confirmed by the Company, Huaneng Finance is required to operate in compliance with the 《企業集團財務公司管理辦法》(Administrative Measures for the Group Finance Companies*, the “Administrative Measures”) promulgated by China Banking Regulatory Commission (now known as CBIRC) to regulate the operation of group finance companies and reduce the possible financial risk, and other regulations promulgated by the PBOC and CBIRC (e.g.《企業集團財務公司風險監管指標考核暫行辦法》(Assessment Measures for Risk Control Indicators for the Group Finance Company*, the “Assessment Measures”).) We noted that the Administrative Measures and the Assessment Measures set out certain compliance and risk control requirements/measures, including but not limited to, maintaining certain ratios at all times.

In addition, pursuant to the Administrative Measures, in the event that a group finance company faces any difficulty in making payment, its controlling shareholder(s) will increase such group finance company’s capital accordingly based on the actual need. We noted from Huaneng Finance’s articles of association that Huaneng Group (being the group parent company and controlling shareholder of Huaneng Finance) should increase the corresponding capital of Huaneng Finance in accordance with its actual needs in the event that experiences any urgent payment difficulties.

LETTER FROM GRAM CAPITAL

Reasons for and benefits of Deposit Services

With reference to the Board Letter, the Company has become a shareholder of Huaneng Finance since December 2005 and holds 20% of its equity interest. The profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

In addition, the deposit transactions with Huaneng Finance help the Company systemically manage the capital utilization. Being familiar with the business and operation of the Company, Huaneng Finance is able to provide more cost-efficient, convenient, comprehensive and personalised financial services to the Company than the deposit services provided by other commercial banks.

Pursuant to the Huaneng Finance Framework Agreement, the terms of deposit services to be offered by Huaneng Finance will be (i) not less favourable than the same type of deposit interest rate announced by PBOC; and (ii) not inferior to the average interest rate over similar deposit obtained by the Company and its subsidiaries from the five state-owned banks: The Bank of China Limited, Agricultural Bank of China Limited, Industrial and Commercial Bank of China Limited, China Construction Bank Corporation and Bank of Communications Co., Ltd.

In light of the above reasons, in particular, the pricing policy of the Deposit Services, we consider the Deposit Services are conducted in the ordinary and usual course of business of the Group and are in the interests of the Company and the Shareholders as a whole.

Principal terms of the Deposit Services

Pursuant to the Huaneng Finance Framework Agreement, the terms of deposit services to be offered by Huaneng Finance will be (i) not less favourable than the same type of deposit interest rate announced by PBOC; and (ii) not inferior to the average interest rate over similar deposit obtained by the Company and its subsidiaries from the five state-owned banks: The Bank of China Limited, Agricultural Bank of China Limited, Industrial and Commercial Bank of China Limited, China Construction Bank Corporation and Bank of Communications Co., Ltd.

The Company may, from time to time and as necessary, enter into separate implementation agreements with Huaneng Finance for deposit transactions contemplated under the Huaneng Finance Framework Agreement. Each implementation agreement will set out the specific terms of the particular deposit transaction. As the implementation agreements are to provide for the deposit services as contemplated by the Huaneng Finance Framework Agreement, they will not constitute new categories of connected transactions. The terms of such implementation agreements will be within the bounds of the Huaneng Finance Framework Agreement and the caps thereunder.

LETTER FROM GRAM CAPITAL

The commercial terms offered under any implementation agreements to be entered into between Huaneng Finance and the Company will be negotiated on arm’s length terms, taking into account the prevailing market conditions, and will be no less favourable than those offered to the Company by domestic independent third parties for provision of similar service in the PRC.

With reference to the Board Letter, the Directors and senior management of the Company will monitor closely and review regularly the deposit transactions of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the deposit transactions, the independence of the Company; the fairness of the amount of deposits; the fairness of the terms of the transactions; and the right of choice of the Company to place deposits with independent third parties other than Huaneng Finance. Having considered that there will be deposit rates collection procedures before the placing of deposits in Huaneng Finance, we consider the effective implementation of the internal control procedures would help to ensure fair pricing of the Deposit Services according to the pricing policies.

Upon our request, we obtained 14 copies of deposit records relating to the Company’s placing deposits in an independent commercial bank and Huaneng Finance, from December 2019 to September 2021. As the deposit records showing the deposit rates offered by both Huaneng Finance and the independent commercial bank covered the period from January 2020 (i.e. the effective date of 2020-2022 Huaneng Finance Framework Agreement) to September 2021, we consider the sample coverage is representative. We noted from the deposit records that the deposit rates as shown in the deposit records offered by Huaneng Finance were not less favourable than those offered by the independent commercial bank (“Our Findings on Deposit Rates”).

Having also considered Our Findings on Deposit Rates, we do not doubt the effectiveness of implementation of the internal control measures.

LETTER FROM GRAM CAPITAL

The annual caps under the Deposit Services

Set out below are (i) the historical maximum outstanding daily balances of the deposits placed by the Group with Huaneng Finance for the year ended 31 December 2020 and nine months ended 30 September 2021 with existing annual caps; and (ii) the proposed annual caps for the three years ending 31 December 2024:

	For the year	For the year	For the year
	ended 31	ending 31	ending 31
	December 2020	December 2021	December 2022
	(“FY2020”)	(“FY2021”)	(“FY2022”)
	(RMB’billion)	(RMB’billion)	(RMB’billion)
Historical maximum outstanding daily balances of the deposits placed with Huaneng Finance by the Group	13.99	13.99 (Note)	N/A
Maximum balance of deposits to be placed with Huaneng Finance by the Group (the “Existing Deposit Caps”)	14.00	14.00	14.00
Utilisation rates	99.93%	99.93%	N/A

		For the year	For the year
	For the year	ending 31	ending 31
	ending 31	December 2023	December 2024
	December 2022	(“FY2023”)	(“FY2024”)
	(RMB’billion)	(RMB’billion)	(RMB’billion)
Maximum balance of deposits to be placed with Huaneng Finance by the Group (the “New Deposit Caps”)	20.00	20.00	20.00

Note: the figure was for the nine months ended 30 September 2021.

The detailed bases for the determination of the New Deposit Caps are set out under the sectioned headed “Cash Deposits” of the Board Letter.

According to the above table, the Existing Deposit Caps for FY2020 and FY2021 were almost fully utilized. We also noted that the New Deposit Caps for the three years ending 31 December 2024 represented a substantial increase as compared to the Existing Deposit Caps for the three years ending 31 December 2022.

LETTER FROM GRAM CAPITAL

To assess the fairness and reasonableness for the three years ending 31 December 2024, in particular the substantial increase, we conducted following analyses:

•	We noted from the Company’s quarterly report for the nine months ended 30 September 2021, as at 30 September 2021, the Group recorded (i) cash and cash equivalents of approximately RMB13.90 billion; and (ii) note receivable and accounts receivable (which may be converted to cash when settled) of approximately RMB38.43 billion. The summation of the aforesaid two items amounted to approximately RMB52.33 billion (the “Summation”). The Summation (which is larger than the New Deposit Caps) indicates the Group’s possible demand of deposit services to be provided by commercial banks and Huaneng Finance.

•	The New Deposit Caps of RMB20 billion represented an increase of approximately RMB6 billion as compared to the Existing Deposit Caps of RMB14 billion (the “Increase”).

We summarised relevant financial information of the Group (i) for the nine months ended 30 September 2021 (being the latest available information immediately prior to the date of Huaneng Finance Framework Agreement); and (ii) for the nine months ended 30 September 2019 (being the latest available information immediately prior to the date of the 2020-2022 Huaneng Finance Framework Agreement):

	As at 30	As at 30
	September	September
	2021	2019	Change
	(RMB’billion)	(RMB’billion)	(RMB’billion)
Cash and cash equivalents	13.90	15.45	(1.55)
Note receivable and accounts receivable	38.43	28.05	10.38
The Summation	52.33	43.50	8.83

	For the nine	For the nine
	months ended	months ended
	30 September	30 September
	2021	2019	Change
	(RMB’billion)	(RMB’billion)	(RMB’billion)
Total operating revenue	145.005	127.232	17.773

Based on the above table, we noted that the Group recorded substantial increases in total operating revenue for the nine months ended 30 September 2021 and the Summation for as at 30 September 2021 (being the latest available information immediately prior to the date of Huaneng Finance Framework Agreement) as compared to total operating revenue for the nine months ended 30 September 2019 and the Summation as at 30 September 2019 (being the latest available information immediately prior to the date of the 2020-2022 Huaneng Finance Framework Agreement).

LETTER FROM GRAM CAPITAL

Having considered the above findings, we consider the Increase to be acceptable.

•	As advised by the Directors, it is difficult to forecast the total cash level for whole period of FY2022 to FY2024. Nevertheless, should there be any substantial increase in total cash of the Group, the Group may opt to deposit larger portion of cash in commercial banks or re-comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction to revise the annual caps.

In light of the above factors, we consider that the New Deposit Caps, which are the same for each of the three years ending 31 December 2024, are fair and reasonable.

In light of the above, we are of the view that the terms of the Deposit Services are on normal commercial terms and are fair and reasonable.

Hong Kong Listing Rules implication on Deposit Services

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Hong Kong Listing Rules pursuant to which (i) the maximum values of the Deposit Services must be restricted by the New Deposit Caps for the period concerned under the Huaneng Finance Framework Agreement; (ii) the terms of the Deposit Services must be reviewed by the independent non-executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Deposit Services must be included in the Company’s subsequent published annual reports.

Furthermore, it is also required by the Hong Kong Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the Deposit Services (i) have not been approved by the Board; (ii) were not entered into, in all material respects, in accordance with the relevant agreement governing the transactions; and (iii) have exceeded the annual caps.

In the event that the maximum amounts of the Deposit Services are anticipated to exceed the New Deposit Caps, or that there is any proposed material amendment to the terms of the Deposit Services, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

Given the above stipulated requirements for continuing connected transactions pursuant to the Hong Kong Listing Rules, we are of the view that there are adequate measures in place to monitor the Deposit Services and thus the interest of the Independent Shareholders would be safeguarded.

LETTER FROM GRAM CAPITAL

B.	PURCHASE TRANSACTIONS Information on Huaneng Group

With reference to the Board Letter, Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Reasons for and benefits of the Purchase Transactions

As advised by the Directors, the Company’s main fuel for power generation is coal. The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Upon our further enquiry, the Directors advised us that Huaneng Group has provided fuel and transportation services to the Group for over five years. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Fuel cost represents the major component of operating expenses of the Group and coal is the major raw material of the Group for power generation. According to the Company’s interim report for the six months ended 30 June 2021 (“1H2021”) and annual report for FY2020, fuel cost of the Group amounted to approximately RMB57.38 billion for 1H2021 and approximately RMB88.97 billion for FY2020, accounting for approximately 67.5% and 57.1% of the total operating expenses of the Group for 1H2021 and FY2020 respectively. Thus, it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level.

As also confirmed by the Directors, as the Purchase Transactions are entered into in the ordinary and usual course of business of the Group and on a frequent and regular basis, it would be costly and impracticable to make regular disclosure of each of the relevant transactions and obtain the prior approval from the Independent Shareholders, as required by the Hong Kong Listing Rules, if necessary. Accordingly, the Directors are of the view that the Purchase Transactions will be beneficial to the Company and the Shareholders as a whole.

Having considered the reason and benefit of the Purchase Transactions as mentioned above, we are of the view that the Purchase Transactions are conducted in the ordinary and usual course of business of the Group and in the interest of the Company and the Shareholders as a whole.

LETTER FROM GRAM CAPITAL

2.	Principal terms of the Purchase Transactions

Set out below are the principal terms of the Purchase Transactions, details of which are set out under the section headed “Purchase of fuel and transportation services” of the Board Letter.

Date of agreement

3 November 2021

Term

From 1 January 2022 to 31 December 2022

Subject matter

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of fuel and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of fuel supply or transportation services.

Pricing policy

The Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated framework agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

For our due diligence purpose, we obtained six copies of contracts/monthly coal confirmation letter in total for the purchase of coal between (i) the Group and an independent third party; and (ii) the Group and members of Huaneng Group. We noted from the aforesaid documents that for a similar period, the prices of coal offered by members of Huaneng Group were not higher than those offered by the independent third party.

Upon our request, the Directors advised that (i) Huaneng Group and its subsidiaries/ associates (a) supplied coal to the Group when required by the Group; and (b) delivered to the Group on time; and (ii) the amount of coal supplied by Huaneng Group was the same as the amount of coal required by the Group. Accordingly, we concur with the Directors that Huaneng Group and its subsidiaries/associates are able to provide the Group with coal and transportation services in a timely and reliable manner.

LETTER FROM GRAM CAPITAL

With reference to the Board Letter, Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements (the “HN Framework Measures”), and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. Details of the HN Framework Measures is set out under the section headed “Measures to safeguard the interest of the Independent Shareholders” of the Board Letter. Having considered that (i) the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis; (ii) the Company shall assess the quotations based on factors such as quality, locality and market conditions, in order to determine the appropriate price for the purchase of fuel and the price for coal transportation, we are of the view that the effective implementation of the HN Framework Measures can help to ensure fair pricing of the Purchase Transactions.

Proposed annual caps

Set out below are (i) historical amounts of the Purchase Transactions for the nine months ended 30 September 2021 with existing annual cap for FY2021; and (iii) the proposed annual cap for FY2022 (the “Purchase Cap”):

For the year ending 31 December 2021
RMB’billion
Existing annual caps	85
43.717
Historical amounts	(Note)

For the year ending 31 December 2022
RMB’billion
Purchase Cap	120

Note: the figure was for the nine months ended 30 September 2021.

Detailed bases for the determination of Purchase Cap were set out under the section headed “Purchase of fuel and transportation services” of the Board Letter. The Purchase Cap for FY2022 represents a substantial increase of approximately 41% to the existing annual cap for FY2021.

Upon our request, we obtained the calculation (the “Calculation”) for the Purchase Cap. The total estimated demand of Purchase Transactions for FY2022 was approximately the same as the Purchase Cap for FY2022.

LETTER FROM GRAM CAPITAL

Pursuant to the Calculation, the total estimated demand of coal; and the total estimated demand of fuel transportation services for the year ending 31 December 2022 accounted for approximately 98% and approximately 2% to the total estimated demand of Purchase Transactions for the year ending 31 December 2022 respectively.

To assess the fairness and reasonableness of the estimated demand of coal for FY2022, we performed following analyses:

Upon our request, the Directors advised us that the estimated coal price and quantity of coal for FY2022, and further convert the aforesaid figures to the coal price and quantity of coal to the form of standard coal with calorific value of 7,000K for easier analyses purposes.

Coal price

We noted that the average CCTD Qinhuangdao Thermal Coal Comprehensive Trading Price (Q5500K) (Q5000K) (Q4500K) were approximately RMB1,055/tonne, RMB958/tonne and RMB841/ton respectively from the end of August 2021 to the date of Huaneng Group Framework Agreement. The estimated purchase price of standard coal (after adjustment of calorific value conversion) is less than the aforesaid figure, which indicated that the estimated purchase price of standard coal was not overestimated. Having also considered that the terms of the purchases of fuel and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of fuel supply or transportation services, we consider the estimated purchase price of standard coal to be acceptable.

Coal quantity

We noted that the implied estimated quantity of coal (as converted to standard coal) to be purchased by the Group from Huaneng Group and its subsidiaries and associates for FY2022 represented an increase of approximately 20% to that for FY2021.

As stated in the Company’s interim report for 1H2021, the increase in the Company’s electricity sold was mainly attributable to: the rapid growth in the demand for power in the whole society, which has driven the generation-side electricity consumption to increase significantly year-on-year. Among the Company’s 26 regions, 22 regions achieved positive year-on-year growth in power generation. Among them, 10 regions including Guangdong, Chongqing, Fujian, Zhejiang, Jiangsu, and Shanghai have achieved growth rates of more than 20%. The Company’s total electricity sold by power plants within China on consolidated basis amounted to 207.926 billion kWh for 1H2021 (representing an increase of 20.80% over the same period last year), among which, the total electricity sold by coal-fired power plants within China on consolidated basis represented an increase of approximately 17.6% as compared to that for the corresponding period in 2020. In addition, the Company’s cumulative coal consumption for power supply was 288.47 g/kWh for 1H2021, 291.08 g/kWh for FY2020, which remained stable. The Company’s total electricity sold by coal-fired power plants within China on consolidated basis for the nine months ended 30 September 2021 represented an increase of approximately 14.5% as compared to that for the corresponding period in 2020.

LETTER FROM GRAM CAPITAL

As stated in the Board Letter, in 2021, there have been significant increases in coal prices and transportation charges. It is expected that in 2022 the coal prices will continue to fluctuate at high level and the transportation capacity will continue to be tight. In order to ensure the Group’s stable supply of fuel throughout the year, the amount of the purchase of fuel and transportation in 2022 by the Group from Huaneng Group and its subsidiaries and associates will increase correspondingly, so as to take full advantage of the ability of Huaneng Group and its subsidiaries and associates to provide favourable prices for coal and transportation capacity purchases and for safe and secure supply. As mentioned above, it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level.

Having considered that (i) the total electricity sold by the Company’s coal-fired power plants within China on consolidated basis for 1H2021 represented an increase of approximately 17.6% as compared to that for the corresponding period in 2020; (ii) the coal consumption for power supply remained stable; (iii) total electricity sold by coal-fired power plants within China on consolidated basis for the nine months ended 30 September 2021 represented an increase of approximately 14.5% as compared to that for the corresponding period in 2020; and (iv) it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level, we consider that the increase of approximately 20% in implied estimated quantity of coal (as converted to standard coal) to be purchased by the Group from Huaneng Group and its subsidiaries and associates for FY2022 as compared to that for FY2021 to be justifiable. Accordingly, we consider the estimated quantity of coal (as converted to standard coal) to be purchased by the Group from Huaneng Group and its subsidiaries and associates for FY2022 to be justifiable.

Having considered that (i) the estimated purchase price of standard coal to be acceptable; and (ii) the estimated quantity of coal (as converted to standard coal) to be purchased by the Group from Huaneng Group and its subsidiaries and associates for FY2022 to be justifiable, we are of the view that the Purchase Cap is fair and reasonable.

Shareholders should note that as the Purchase Cap is relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2022, and they do not represent forecasts of cost to be incurred from the Purchase Transactions. Consequently, we express no opinion as to how closely the actual amount to be incurred from the Purchase Transactions will correspond with the Purchase Cap.

In light of the above, we consider that the terms of the Purchase Transactions (including the Purchase Cap) are on normal commercial terms and are fair and reasonable.

Hong Kong Listing Rules implication on Purchase Transactions

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Hong Kong Listing Rules pursuant to which (i) the accumulative values of the Purchase Transactions must be restricted by the annual caps for the period concerned under the Huaneng Group Framework Agreement; (ii) the terms of the Purchase Transactions must be reviewed by the independent non-executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Purchase Transactions must be included in the Company’s subsequent published annual reports.

LETTER FROM GRAM CAPITAL

Furthermore, it is also required by the Hong Kong Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the Purchase Transactions (i) have not been approved by the Board; (ii) were not entered into, in all material respects, in accordance with the relevant agreement governing the transactions; and (iii) have exceeded the annual caps.

In the event that the accumulative amounts of the Purchase Transactions are anticipated to exceed the annual caps, or that there is any proposed material amendment to the terms of the Purchase Transactions, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transactions.

With the stipulation of the above requirements for continuing connected transactions pursuant to the Hong Kong Listing Rules, we are of the view that there are adequate measures in place to monitor the Purchase Transactions and hence the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into account that above factors and reasons, we are of the opinion that (i) the Transactions are conducted in the ordinary and usual course of business of the Group and is in the interests of the Company and the Shareholders as a whole; and (ii) the terms of the Transactions are on normal commercial terms and are fair and reasonable. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant ordinary resolutions to be proposed at the EGM to approve the Transactions and we recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully, For and on behalf of Gram Capital Limited Graham Lam Managing Director

Note:	Mr. Graham Lam is a licensed person registered with the Securities and Futures Commission and a responsible officer of Gram Capital Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has over 25 years of experience in investment banking industry.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the “Model Code for Securities Transactions by Directors of Listed Issuers” to be notified to the Company and the Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

APPENDIX	GENERAL INFORMATION

					Approximate		Approximate		Approximate
					percentage of		percentage of		Percentage of
					shareholding in		shareholding in		shareholding in
		Number of			the Company’s		the Company’s		the Company’s
		shares held			total issued		total issued		total issued H
Name of shareholder	Class of shares	(share)		Capacity	share capital		domestic shares		Shares
Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118	(L)	Beneficial owner	32.28	%(L)	46.07	%(L)	–
China Huaneng Group Co., Ltd. (Note 3)	Domestic shares	1,555,124,549	(L)	Beneficial owner	10.17	%(L)	14.52	%(L)	–

China Huaneng Group Co., Ltd. (Note 4)	H Shares	603,596,000	(L)	Beneficial owner	3.85	%(L)	–		12.84	%(L)
Luo Yi 駱奕 (Note 5)	H Shares	14,244,000	(L)	Interest of controlled corporation	0.09	%(L)	–		0.30	%(L)
		591,594,000	(L)	Interest of spouse	3.76	%(L)	–		–12.58	%(L)
Qiu Guogen 裘國根 (Note 5)	H Shares	591,594,000	(L)	Interest of controlled corporation	3.76	%(L)	–		12.58	%(L)
		14,244,000	(L)	Interest of spouse	0.09	%(L)	–		0.30	%(L)

Note:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 75% direct interests and 25% indirect interests in HIPDC.

(3)	Of the 1,616,318,748 domestic shares, Huaneng Group. through its controlling subsidiary, Huaneng Finance held 41,194,199 domestic shares.

(4)	Huaneng Group held 472,000,000 H shares through its wholly owned subsidiary, Hua Neng Group HK, and 131,596,000 H shares through its indirect wholly-owned subsidiary, Huaneng Treasury.

(5)	Long position of 591,594,000 H shares were held through various corporations by 重陽集團有限公司 Chongyang Group Co., Ltd., which was ultimately owned by Qiu Guogen.

Save as disclosed above, the Company is not aware of any other person (other than the Directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

APPENDIX	GENERAL INFORMATION

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no Director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Huang Jian is a Director of Huaneng Group;

(ii)	Mr. Wang Kui is the Deputy Chief Economist and the Chief of the Planning and Development Department of Huaneng Group;

(iii)	Mr. Lu Fei is the Deputy Chief Economist of Huaneng Group;

(iv)	Mr. Teng Yu is the Deputy Chief Accountant of Huaneng Group;

Supervisors

(v)	Mr. Li Shuqing is the chairman and secretary of Communist Party Committee of HIPDC and the Deputy Chief Engineer of Huaneng Group; and

(vi)	Mr. Xia Aidong is the Director of the Audit Department of Huaneng Group

3.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or business position of the Company and its subsidiaries since 31 December 2020, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

APPENDIX	GENERAL INFORMATION

5.	EXPERT’S QUALIFICATION AND CONSENTS

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, reports or statements and references to its name and logo in the form and context in which they are included:

Name	Qualification

Gram Capital Limited	a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO

As at the Latest Practicable Date, Gram Capital has given and has not withdrawn consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears.

To the best knowledge, information and belief of the Directors, as at the Latest Practicable Date, the above-mentioned expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, each of the above mentioned experts did not have any direct or indirect interest in any assets which had since 31 December 2020 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.	INTERESTS OF DIRECTORS OR SUPERVISORS IN THE ASSETS OR CONTRACTS OF THE COMPANY AND ITS SUBSIDIARIES

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which had since 31 December 2020 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

APPENDIX	GENERAL INFORMATION

8.	INTERESTS OF DIRECTORS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules should they be controlling shareholders).

9.	MISCELLANEOUS

(a)	Mr. Huang Chaoquan is the Company Secretary and Board Secretary of the Company.

(b)	The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10.	DOCUMENTS ON DISPLAY

A copy of the following documents are published on the Hong Hong Stock Exchange’s website (http://www.hkexnews.hk) and the Company’s own website (http://hpi.com.cn) for a period of 14 days from the date of this circular:

(a)	2020-2022 Huaneng Finance Framework Agreement;

(b)	2021 Huaneng Group Framework Agreement;

(c)	Huaneng Finance Framework Agreement;

(d)	Huaneng Group Framework Agreement; and

(e)	Supplemental Agreement to 2021 Huaneng Group Framework Agreement.